UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Bobbie Baby, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 1, 2018

Physical Address of Issuer:

2193 Fillmore Street, San Francisco, CA 94115

Website of Issuer:

hibobbie.com

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$245,098.37

Deadline to reach the Target Offering Amount:

July 19, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

22

	Most recent fiscal year-end (December 31, 2020)	Prior fiscal year-end (December 31, 2019)
Total Assets	$3,291,579	$4,893,945
Cash & Cash Equivalents	$1,827,936	$4,574,406
Accounts Receivable	$0	$0
Short-term Debt	$269,656	$23,586
Long-term Debt	$40,762	$39,680
Revenues/Sales	$0	$16,872
Cost of Goods Sold	$0	$13,018
Taxes Paid	$0	$0
Net Income / <Loss>	($2,011,984)	($1,495,604)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 28, 2021

Bobbie Baby, Inc.



Up to $245,098.37 of Crowd SAFEs (Simple Agreement for Future Equity)

Bobbie Baby, Inc. ("**Bobbie**", the "**Company**", "**we**", "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $245,098.37 (the "**Maximum Offering Amount**") of Crowd SAFEs (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by July 19, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds (1)(2)**
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$2,000	$120.00	$1,880
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$245,098.37	$14,705.90	$230,392.47

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at hibobbie.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/bobbie

The date of this Form C is June 28, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Bobbie Baby, Inc. is a baby formula company, formed as a Delaware limited liability company on March 1, 2018 and subsequently converted to a Delaware corporation on July 5, 2018.

The Company is located at 2193 Fillmore Street, San Francisco, CA 94115

The Company's website is hibobbie.com.

The Company conducts business in California and sells products on the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/bobbie and is attached as Exhibit C to this Form C. We have also created a landing page that contains the same information on our products, services and business plan as shared on the Intermediary's website and also directs potential investors to the Indermediary's website under hibobbie.com/pages/themotherlode and is attached as Exhibit D to this Form C.

The Offering

Minimum Amount of the Securities Offered	$25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	$245,098.37
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	$245,098.37*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$2,000 +
Offering Deadline	July 19, 2021
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 30.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

The outbreak of the COVID-19 pandemic has had an adverse impact on our operations and affected product sales. The continued spread of the disease and the actions to slow it could have an adverse impact on our financial condition, our supply chains and other operations, our results of operations, consumer demand for our products and our ability to access capital. The magnitude of any such adverse impacts are not determinable, but could be material, depending on: the duration, intensity, and continued spread of the disease, including the emergence of new strains of the virus; the duration of business closure and similar government orders, business reopening procedures and the public's willingness to adhere to suggested safety measures; the availability, acceptability and effectiveness of currently approved and potential future vaccines and their effectiveness against new strains of the virus; the severity and duration of any economic downturn resulting from the pandemic; the effectiveness of the Company's efforts at mitigation; and other factors, both known and unknown, many of which are likely to be outside our control. In addition, to the extent that any increased sales of our products during the initial stages of the outbreak may reflect "pantry stocking", consumer demand for such products in future periods may be correspondingly reduced.

A disruption at our manufacturing facilities could have a material adverse effect on our business, financial position and results of operations.

Our ability to sell our products may be impaired by damage or disruption to our warehousing or distribution capabilities, and/or to the capabilities of our suppliers, contract manufacturers, and logistics service providers. This damage or disruption could result from execution issues, as well as factors that are hard to predict or are beyond our control, such as COVID-19 disruptions, product or raw material scarcity, adverse weather conditions, natural disasters, fire, terrorism, other pandemics, strikes, cybersecurity breaches, government shutdowns, disruptions in logistics, supplier capacity constraints or other events. Production of the agricultural commodities used in our business may also be adversely affected by drought and excessive rain, temperature extremes and other adverse weather events, water scarcity, scarcity of suitable agricultural land, scarcity of organic ingredients, cattle cycles, crop disease and crop pests. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, may adversely affect our business or financial results, particularly in circumstances when a product is sourced from a single supplier, contract manufacturer or location. Disputes with significant suppliers, contract manufacturers, or logistics service providers, including disputes regarding pricing or performance, may also adversely affect our ability to contract manufacture and/or sell our products, as well as our business or financial results. We are actively monitoring the COVID-19 outbreak and its potential impact on our supply chain and operations. Although our products are manufactured in North America and we source the significant majority of our ingredients and raw materials from North America, due to current and potential future port closures and other restrictions resulting from the outbreak, global supply may become constrained, which may cause the price of certain ingredients and raw materials used in our products to increase and/or we may experience disruptions to our operations.

We are subject to extensive and rigorous governmental regulation, including the requirements of the U.S. Food and Drug Administration (the "FDA"). If we or our suppliers fail to comply with FDA regulatory requirements, or if we experience unanticipated problems with any approved products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain regulatory approval, and the manufacturing processes, reporting requirements, and promotional activities for such product, will be subject to continued regulatory review and oversight by the FDA. These FDA regulations cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage, and shipping of products. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA. If we, or our manufacturers, fail to adhere to applicable requirements, this could delay production of our product and lead to fines, difficulties in obtaining regulatory clearances, recalls, enforcement actions, including injunctive relief or consent decrees, or other consequences, which could, in turn, have a material adverse effect on our financial condition and results of operations.

The FDA audits compliance with regulatory requirements through periodic announced and unannounced inspections of manufacturing and other facilities. The failure by us or one of our suppliers or manufacturers to comply with applicable statutes and regulations administered by the FDA, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in any of the following enforcement actions:

- untitled letters, warning letters, fines, injunctions, consent decrees, and civil penalties;
- unanticipated expenditures to address or defend such actions;
- customer notifications, replacement, refunds, recall, detention, or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying our requests for premarket approval of new products or modified products; or
- criminal prosecution.

Any of these sanctions could have a material adverse effect on our reputation, business, results of operations, and financial condition.

Our products, once approved, may in the future be subject to product recalls. A recall of our products, either voluntarily or at the direction of the FDA, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA has the authority to require the recall of commercialized products in the event of material deficiencies or defects. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, results of operations, and financial condition, which could impair our ability to manufacture our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be subject to liability claims, be required to bear other costs, or take other actions that may have a negative impact on our future sales and our ability to generate profits.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We operate in a highly regulated industry and are subject to the regulations of a variety of U.S. agencies related to the manufacturing, processing, formulation, packaging, labeling, testing, storing, distribution, advertising, and sale of our products. Changes in laws, regulations, and practices, which may be impacted by political pressure and other factors outside of our control, may be difficult or expensive for us to comply with, could restrict or delay our ability to manufacture, distribute, sell or market our products, and may adversely affect our revenue, operating results, and financial condition or impose significant administrative burdens. If our products fail to meet regulatory requirements, our sales may be adversely affected, we may incur fines and penalties, and our exposure to liability relating to product-based claims may increase. We must obtain approval from the appropriate regulatory agencies in order to manufacture and sell our products in the regions in which we operate. Obtaining this approval can be time consuming and costly. When we submit an application for market authorization, there can be no assurance that the regulator will approve that application on a timely basis or at all. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 35,135,170 shares of common stock, of which 11,936,510 shares of common stock are issued and outstanding, and 17,603,656 shares of preferred stock, of which 17,505,320 shares of preferred stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components of our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters, pandemics and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the consumer's perception of the safety, quality and efficacy of our products is critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on our co-founders, Laura Hughes Modi (Chief Executive Officer) and Sarah Hardy (Chief Operating Officer). The loss of our founders or any member of the board of directors or executive officer could have the potential to harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Our business operations are increasingly dependent upon information technology systems that are highly complex, interrelated with our external business partners, and may contain confidential information (including personal data, trade secrets or other intellectual property, or proprietary business information). The nature of digital systems, both internally and externally, makes them potentially vulnerable to disruption or damage from human error and/or security breaches, which include, but are not limited to, ransomware, data theft, denial of service attacks, sabotage, industrial espionage, interruptions or other system issues, unauthorized access and computer viruses. Such events may be difficult to detect, and once detected, their impact may be difficult to assess and address. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into Capital Stock or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company elects to convert the Securities into capital stock. The Company is under no obligation to convert the Securities into capital stock. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and cannot be guaranteed to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders have been paid in full. Holders of the Securities cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Bobbie Baby, Inc. ("**Bobbie**", the "**Company**", "**we**", "**us**", or "**our**") is a next generation infant formula company with a mission to evolve the conversation of parenthood and challenge the stigma associated with formula feeding. This mission is accompanied with a first of its kind formula: the only European Style recipe that meets the requirements of the U.S. Food and Drug Administration. Some 83% of parents in the U.S. turn to formula, mostly as a supplement alongside breast milk, and yet the majority feel guilty about it, with product options they are not proud to feed their baby. This $90B market is dominated by few players and Bobbie was founded in 2018 by two San Francisco Bay Area moms who are deeply passionate about seeing change to this regulated, stigmatized space and offering a cleaner product with a stronger, guilt-free message.

Business Plan

3 Key Points to the Company's 2021 Strategy:

> **Design for Trust:** Everything we do should be done with the lens of 'How are we building Trust?'
> **Do things that don't scale:** We will balance growth with taking on things now that are manual and allow us to learn
> **Build a World-Class Community Centered around Supporting Parents**

2021 Flagship Company Goals:

> Reach 8,000 subscribers for our products
> Prepare for additional product launches in 2022
> Current business model is to distribute 100% of the Company's products via direct to consumer model online

The Company's Products and/or Services

Product / Service	Description	Current Market
Routine Infant Formula	Organic, added iron, sole source of nutrition for infants 0-12 months	$5B U.S. Market, 3.7M babies born every year in the U.S. and 83% of them will turn to infant formula.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The total market of customers are parents who have a baby under 12 months of age. As a direct to consumer company, the accessibility to the product is to all U.S.-based parents shopping online.

Supply Chain

The Company's supply chain is owned and operated by the Company's co-manufacturer, Perrigo, and selected by the Company. Suppliers come from several countries. All suppliers have back-up suppliers in the case of shifting needs.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6310688	Mark	Stylized version of the word "BOBBIE"	May 4, 2020	March 30, 2021	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. Specifically, the Company's products are required to meet the Infant Formula Act of 1980. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or, to its knowledge, threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$14,705.90
Marketing of Brand Campaign	25%	$6,250	25%	$61,274.59
Hiring to Support Market Research	19%	$4,750	19%	$46,568.69
New Product Research	50%	$12,500	50%	$122,549.19
Total	**100%**	**$25,000**	**100%**	**$245,098.37**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

> Marketing of Brand Campaigns in 2021
> Hiring to Support Market Research: the Company intends to hire additional support for market research.
> New Product Research: the Company intends to work with a research organization to conduct surveys related to use of infant formula.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Laura Hughes Modi	Co-Founder, Chief Executive Officer and President; Director	Chief Executive Officer of the Company from March 1, 2018 to present	Dublin Institute of Technology – B.S. in Marketing, Consumer Behavior and Business Policy (2008)
Sarah Hardy	Co-Founder and Chief Operating Officer; Director	Chief Operating Officer of the Company from February 2019 to present	Bowdoin College – B.A. in Sociology and Government (2002)

		Strategic Planning and Operations, People Operations at Airbnb from July 2015 to February 2019	
Sara Adler	Director	General Partner at Wave Capital from March 2018 to present	University of California, Berkeley – B.A. in Economics and French (2008)
Ally Tam	Director	Partner at VMG Partners from March 2020 to present Principal at 14W from 2016 to March 2020	Cornell University – B.A. in Sociology (2013)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. The Company has entered into indemnification agreements with each of its current directors.

Employees

The Company currently has 22 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 35,135,170 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 17,603,656 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 11,951,890 shares of Common Stock and 17,505,320 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	11,951,890
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	40.574%

Type	Series Seed Preferred Stock
Amount Outstanding	5,718,875
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	The conversion rate of the Series Seed Preferred Stock is subject to adjustment pursuant to a standard, broad-based weighted average anti-dilution formula, as set forth in the Amended and Restated Certificate of Incorporation (the "**Certificate of Incorporation**"), attached as Exhibit A.

Other Rights	At any time when at least 4,400,870 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, reclassification or other similar recapitalization with respect to the Preferred Stock) remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders (as defined in the Certificate of Incorporation), and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect: (i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event (as defined in the Certificate of Incorporation), or consent to any of the foregoing; (ii) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock or any series thereof; (iii) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or increase the authorized number of shares of Preferred Stock or any series thereof or increase the authorized number of shares of any additional class or series of capital stock of the Company; (iv) cause or permit any of its subsidiaries to, without approval of the Board of Directors, including the approval of at least one Preferred Director (as defined in the Certificate of Incorporation), sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "Tokens"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens; (v)(a) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock or any series thereof in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock or any series thereof in respect of any such right, preference, or privilege or (b) reclassify, alter or amend any existing security of the Company that is junior to the Preferred Stock or any series thereof in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock or any series thereof in respect of any such right, preference or privilege; (vi) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution

on, any shares of capital stock of the Company other than (a) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value; (vii) increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter; (viii) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $2,500,000, other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one Preferred Director; (ix) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; (x) adopt any new equity compensation plan or amend or increase the authorized shares available for issuance under the Company's equity compensation plan; or (xi) amend or repeal Subsection 3.3 of Article IV(B) of the Certificate of Incorporation.

Upon either (a) the closing of the sale of shares of Common Stock in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 in gross proceeds to the Company and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock

	Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders; provided, however, the outstanding shares of Series A Preferred Stock shall not be mandatorily converted pursuant to Subsection 5.1(b) of the Certificate of Incorporation unless such vote or written consent includes the affirmative vote or written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock (voting as a separate series).
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.414%

Type	Series Seed-2 Preferred Stock
Amount Outstanding	5,798,781
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	The conversion rate of the Series Seed-2 Preferred Stock is subject to adjustment pursuant to a standard, broad-based weighted average anti-dilution formula, as set forth in the Certificate of Incorporation.
Other Rights	At any time when at least 4,400,870 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, reclassification or other similar recapitalization with respect to the Preferred Stock) remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders (as defined in the Certificate of Incorporation), and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect: (i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event (as defined in the Certificate of Incorporation), or consent to any of the foregoing; (ii) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock or any series thereof; (iii) create, or authorize the creation of, or issue or obligate itself to issue shares of,

any additional class or series of capital stock, or increase the authorized number of shares of Preferred Stock or any series thereof or increase the authorized number of shares of any additional class or series of capital stock of the Company; (iv) cause or permit any of its subsidiaries to, without approval of the Board of Directors, including the approval of at least one Preferred Director (as defined in the Certificate of Incorporation), sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "Tokens"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens; (v)(a) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock or any series thereof in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock or any series thereof in respect of any such right, preference, or privilege or (b) reclassify, alter or amend any existing security of the Company that is junior to the Preferred Stock or any series thereof in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock or any series thereof in respect of any such right, preference or privilege; (vi) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (a) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value; (vii) increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter; (viii) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any

	subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $2,500,000, other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one Preferred Director; (ix) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; (x) adopt any new equity compensation plan or amend or increase the authorized shares available for issuance under the Company's equity compensation plan; or (xi) amend or repeal Subsection 3.3 of Article IV(B) of the Certificate of Incorporation. Upon either (a) the closing of the sale of shares of Common Stock in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 in gross proceeds to the Company and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders; provided, however, the outstanding shares of Series A Preferred Stock shall not be mandatorily converted pursuant to Subsection 5.1(b) of the Certificate of Incorporation unless such vote or written consent includes the affirmative vote or written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock (voting as a separate series). The holders of record of Series Seed-2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.685%

Type	Series A Preferred Stock
Amount Outstanding	5,987,664
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	The conversion rate of the Series A Preferred Stock is subject to adjustment pursuant to a standard, broad-based weighted average anti-dilution formula, as set forth in the Certificate of Incorporation.
	At any time when at least 4,400,870 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, reclassification or other similar recapitalization with respect to the Preferred Stock) remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders (as defined in the Certificate of Incorporation), and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect: (i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event (as defined in the Certificate of Incorporation), or consent to any of the foregoing; (ii) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock or any series thereof; (iii) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or increase the authorized number of shares of Preferred Stock or any series thereof or increase the authorized number of shares of any additional class or series of capital stock of the Company; (iv) cause or permit any of its subsidiaries to, without approval of the Board of Directors, including the approval of at least one Preferred Director (as defined in the Certificate of Incorporation), sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens; (v)(a) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock or any series thereof in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to

the Preferred Stock or any series thereof in respect of any such right, preference, or privilege or (b) reclassify, alter or amend any existing security of the Company that is junior to the Preferred Stock or any series thereof in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock or any series thereof in respect of any such right, preference or privilege; (vi) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (a) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value; (vii) increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter; (viii) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $2,500,000, other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one Preferred Director; (ix) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; (x)

	adopt any new equity compensation plan or amend or increase the authorized shares available for issuance under the Company's equity compensation plan; or (xi) amend or repeal Subsection 3.3 of Article IV(B) of the Certificate of Incorporation.
	Upon either (a) the closing of the sale of shares of Common Stock in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 in gross proceeds to the Company and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders; provided, however, the outstanding shares of Series A Preferred Stock shall not be mandatorily converted pursuant to Subsection 5.1(b) of the Certificate of Incorporation unless such vote or written consent includes the affirmative vote or written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock (voting as a separate series).
	The holders of record of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	20.327%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Laura Hughes Modi
Principal Amount Outstanding	$38,125
Interest Rate and Amortization Schedule	2.83% per annum
Description of Collateral	Non-Recourse
Date of Issuance	December 31, 2020
Maturity Date	August 27, 2028

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Laura Hughes Modi	8,500,000 shares of Common Stock	28.855%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Bobbie Baby, Inc. is a baby formula company, formed as a Delaware limited liability company on March 1, 2018 and subsequently converted to a Delaware corporation on July 5, 2018.

Cash and Cash Equivalents

As of May 31, 2021 the Company had a cash and cash equivalent balance of $15,610,056, which the Company believes as of the date of this Form C will give it between 20-24 months of cash runway.

Liquidity and Capital Resources

We plan to use the proceeds from the Offering as set forth above under "Use of Proceeds". The Company has previously conducted three equity fundraising rounds: a Series Seed financing round in 2018, a Series Seed-2 financing round in 2019 and a Series A financing round in 2021.

Capital Expenditures and Other Obligations

From time to time, the Company makes and intends to make additional material purchases of its product inventory and related supplies in advance of its anticipated revenue growth, customer acquisition and marketing spend.

Valuation

The Company has ascribed a valuation of $85,000,000 to the Company. The Company recently closed an offering to 13 accredited investors of $15,249,982 of Series A Preferred stock between April 21, 2021 and June 14, 2021.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Initial Issuance Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Stock	$2,510,014.00	5,718,875	General corporate purposes	September 10, 2018	Reg D 506(b)
Series Seed-2 Preferred Stock	$3,999,999.00	5,798,781	General corporate purposes	October 29, 2019	Reg D 506(b)
Series A Preferred Stock	$15,249,982	5,987,664	General corporate purposes	April 21, 2021	Reg D 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Note Payable: Promissory note issued by the Company to Laura Hughes Modi on December 31, 2020, with an aggregate principal amount of $38,125.00, bearing 2.83% interest per annum, with principal and accrued interest payable by the Company on demand at any time after August 2028.

Note Receivable: The Company has received two promissory notes from Sarah Hardy. The monies loaned by the Company were used to facilitate the purchase of equity securities in the Company, which have been pledged as collateral against the Notes. Both notes carry 2.63% interest and are due and payable at the earlier of March 2027 or a liquidation event (as described in the Company's Certificate of Incorporation). There are no minimum monthly payments. At December 31, 2020, and 2019, interest accrued on the Notes was $11,906 and $5,289, respectively.

The Company has entered into indemnification agreements with each of its directors.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $245,098.37 (the "**Maximum Offering Amount**") of Crowd SAFEs (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**") with oversubscriptions to be allocated at the Company's discretion. We must raise an amount equal to or greater than the Target Offering Amount by July 19, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $2,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit E</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon a future bona fide equity financing event (an "**Equity Financing**"), the Securities are convertible at the option of the Company into capital stock. The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon an Equity Financing</u>

If the Company elects to convert the Securities in connection with an Equity Financing, following the issuance of the Securities, the Investor will receive the greater of: (1) the number of shares of Preferred Stock issued to new money investors participating in the Equity Financing ("**Standard Preferred Stock**") equal to the amount the investor paid for the Securities (the "**Purchase Amount**") divided by the price per share of the Preferred Stock issued to new money investors participating in the Equity Financing or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by $2.5469 (the "**Safe Price**"). "**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in the Equity Financing where the Company elects to convert the Securities, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

Conversion Upon a Liquidity Event

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to the termination of the Securities, the Investor will, automatically be entitled to receive a portion of proceeds (subject to the order of liquidation priority outlined in the "Liquidation Priority" section below) equal to the greater of (1) a cash payment equal to the Purchase Amount (the "**Cash-Out Amount**") or (2) at the sole discretion of the Company, either (x) a number of shares of Common Stock equal to the Purchase Amount divided by the Safe Price or (y) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Safe Price (the "**Conversion Amount**"). In connection with payment of the Cash-Out Amount, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Securities (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts as set forth in the "Liquidation Priority" section below.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Dissolution Event

If there is a Dissolution Event (as defined below) before the Securities terminate, the Investor will automatically be entitled (subject to the liquidation priority set forth below) to receive a portion of the proceeds equal to the Cash-Out Amount, due and payable to the Investors immediately prior to the consummation of the Dissolution Event.

"**Dissolution Event**" as used above, means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Liquidation Priority

In a Liquidity Event or Dissolution Event, the Securities are intended to operate like standard non-participating Preferred Stock of the Company. The Investor's right to receive its Cash-Out Amount is: (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into capital stock of the Company); (ii) on par with payments for other SAFEs and/or Preferred Stock of the Company, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) senior to payments for the Company's Common Stock.

The Investor's right to receive its Conversion Amount is (i) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or proceeds on a similar as-converted to Common Stock basis, and (ii) junior to payments described in clauses (i) and (ii) in the immediately preceding paragraph (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of the Company's capital stock to the Investor pursuant to the conversion provisions of the Securities or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities do not currently have voting rights; however, the shares of capital stock issuable upon the conversion of the Securities will have voting rights, with each share having one (1) vote. The Company currently has an Amended and Restated Voting Agreement dated as of April 21, 2021 in place, as well as an Amended and Restated Investors' Rights Agreement dated as of April 21, 2021 and an Amended and Restated Right of First Refusal and Co-Sale dated as of April 21, 2021, which agreements govern the Company's voting and other matters and give to certain stockholders rights and subject them to obligations.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Securities.
The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Laura Hughes Modi
_____
(Signature)

Laura Hughes Modi
_____
(Name)

Chief Executive Officer, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Laura Hughes Modi
_____
(Signature)

Laura Hughes Modi
_____
(Name)

Chief Executive Officer, Director
_____
(Title)

June 28, 2021
_____
(Date)

/s/ Sarah Hardy
_____
(Signature)

Sarah Hardy
_____
(Name)

Chief Operating Officer, Director
_____
(Title)

June 28, 2021
_____
(Date)

/s/ Ally Tam
_____
 (Signature)

Ally Tam
_____
(Name)

Director
_____
(Title)

June 28, 2021
_____
(Date)

/s/ Sara Adler
_____
(Signature)

Sara Adler
_____
(Name)

Director
_____
(Title)

June 28, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Amended and Restated Certificate of Incorporation of Bobbie Baby, Inc.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BOBBIE BABY, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF APRIL, A.D. 2021, AT 3:05 O'CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6778134 8100

SR# 20211391132

Authentication: 203024752

Date: 04-21-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:05 PM 04/2112021
FILED 03:05 PM 04/2112021
SR 20211391132 - File Kumber 6778134

FINAL

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BOBBIE BABY, INC.

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BOBBIE BABY, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Bobbie Baby, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the **"General Corporation Law"),**

DOES HEREBY CERTIFY:

1. That the name of this corporation is Bobbie Baby, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on July 5, 2018 under the name Bobbie Baby, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Bobbie Baby, Inc. (the **"Corporation").**

SECOND: The address of the registered office of the Corporation in the State of Delaware is 3500 South Du Pont Highway, in the City of Dover, County of Kent, 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 35,135,170 shares of Common Stock, $0.0001 par value per share **("Common Stock")** and (ii) 17,603,656shares of Preferred Stock, $0.0001 par value per share **("Preferred Stock").**

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General.</u> The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting.</u> The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

5,718,875 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated **"Series Seed Preferred Stock",** 5,798,781 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated **"Series Seed-2 Preferred Stock"** and 6,086,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated **"Series A Preferred Stock",** each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   <u>Dividends.</u>

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); <u>provided</u> that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The **"Original Issue Price"** shall mean (i) $0.4389 per share with respect to the Series Seed Preferred Stock; (ii) $0.6898 per share with respect to the Series Seed-2 Preferred Stock and; (iii) $2.5469 per share with respect to the Series A Preferred Stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, on a pari passu basis, an amount per share equal to the greater of (i) one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock and all other series of Preferred Stock with an Original Issue Price that is equal to or less than the Original Issue Price of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable with respect to each series of Preferred Stock pursuant to this sentence is hereinafter referred to as the applicable **"Liquidation Amount"**). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all applicable Liquidation Amounts required to be paid to the holders of shares of Preferred Stock under Subsection 2.1, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the **"Requisite Holders"),** elect otherwise by written notice sent to the Corporation at least fifteen (15) days prior to the effective date of any such event; provided that, the treatment of any particular transaction or series of related transactions as a Deemed Liquidation Event with respect to the Series A Preferred Stock may not be waived without the prior written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock (voting as a separate series):

        (a)   a merger or consolidation in which:

           (i)   the Corporation is a constituent party; or

           (ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation, in substantially the same proportions and with substantially the same rights and preferences as in existence immediately prior to such merger or consolidation; or

        (b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

        (a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.l(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the **"Merger Agreement")** provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

        (b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.l(a)(ii) or 2.3.l(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred

Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the **"Available Proceeds"),** on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Subsection 2.3.2(b). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.3 <u>Amount Deemed Paid or Distributed.</u> The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of at least one Preferred Director (as defined herein).

2.3.4 <u>Allocation of Escrow and Contingent Consideration</u>. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.l(a)(i). if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the **"Additional Consideration"),** the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the **"Initial Consideration")** shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2   Election of Directors.

3.2.1   The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the **"Series A Director").** The holders of record of the shares of Series Seed-2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the **"Series Seed Director"** and, together with the Series A Director, the **"Preferred Directors").** The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation.

3.2.2   The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation.

3.2.3   If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to Subsection 3.2.1, then any directorship not so filled shall remain vacant until such time as the holders of the applicable series of Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class.

3.2.4   Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

Except as otherwise provided in this Subsection 3.2 or the Bylaws of the Corporation, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. Notwithstanding the provisions of Section 223(a)(l) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

3.3   Preferred Stock Protective Provisions. At any time when at least 4,400,870 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, reclassification or other similar recapitalization with respect to the Preferred Stock) remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio,* and of no force or effect:

3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2   amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock or any series thereof;

3.3.3   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or increase the authorized number of shares of Preferred Stock or any series thereof or increase the authorized number of shares of any additional class or series of capital stock of the Corporation;

3.3.4   cause or permit any of its subsidiaries to, without approval of the Board of Directors, including the approval of at least one Preferred Director, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, **"Tokens"),** including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.5   (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Preferred Stock or any series thereof in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock or any series thereof in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock or any series thereof in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock or any series thereof in respect of any such right, preference or privilege;

3.3.6   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value;

3.3.7   increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth;

3.3.8   create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $2,500,000, other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one Preferred Director;

3.3.9   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.10 adopt any new equity compensation plan or amend or mcrease the authorized shares available for issuance under the Corporation's equity compensation plan; or

3.3.11 amend or repeal this Subsection 3.3.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the **"Conversion Rights"**):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The **"Conversion Price"** per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the **"Conversion Time"),** and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   **"Filing Date"** shall mean the date upon which this Amended and Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware.

(b)   **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(c)   **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Filing Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses **(1)** and (2), collectively, **"Exempted Securities"):**

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation including the approval of at least one Preferred Director;

(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one Preferred Director;

(vii)   shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation including the approval of at least one Preferred Director; or

(viii)   shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation including the approval of at least one Preferred Director.

4.4.2   No Adjustment of Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the shares of the affected series of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Filing Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Filing Date), are revised after the Filing Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection4.4.3).   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Filing Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP,^{*} \ (A + B) 7 \ (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)   "CP1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   <u>Determination</u> <u>of</u> <u>Consideration</u>. For purposes of this <u>Subsection 4.4,</u> the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   <u>Cash and Property:</u> Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Filing Date effect a subdivision of the outstanding

Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Filing Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Filing Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Filing Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   <u>Adjustment for Merger or Reorganization, etc</u>. Subject to the prov1s1ons of <u>Subsection</u> 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by <u>Subsections 4.4, 4.6</u> or <u>4.7),</u> then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this <u>Section</u> with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this <u>Section 4</u> (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   <u>Certificate as to Adjustments.</u> Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this <u>Section 4,</u> the Corporation at its expense shall, as promptly as reasonably practicable compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10   <u>Notice of Record Date.</u> In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 in gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders; provided, however, the outstanding shares of Series A Preferred Stock shall not be mandatorily converted pursuant to this Subsection 5.l(b) unless such vote or written consent includes the affirmative vote or written consent of the holders of a majority of the then outstanding shares of Series A Preferred Stock (voting as a separate series) (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the **"Mandatory Conversion Time"),** then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the

holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2.   As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders; *provided* that any of the rights, powers, preferences and other terms that apply specifically to a series of Preferred Stock may be waived on behalf of all holders of such series of Preferred Stock only by the affirmative written consent or vote of the holders of a majority of the outstanding shares of such series of Preferred Stock.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An **"Excluded Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of PreferredStock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are **"Covered Persons"),** unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and RestatedCertificate ofincorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN **WITNESS WHEREOF,** this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 2ist day of April, 2021.

BOBBIE BABY, INC.

By: *Isl* Laura Hughes
Name: Laura Hughes
Title: President & Chief Executive Officer

EXHIBIT B

Financial Statements

BOBBIE BABY, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Bobbie Baby, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Bobbie Baby, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
June 22, 2021

275 Hill Street, Suite 260 • Reno, NV 89501 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

BOBBIE BABY, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 1,827,936	$ 4,574,406
Inventory	1,063,669	44,133
Prepaid expenses and other current assets	92,863	8,418
TOTAL CURRENT ASSETS	2,984,468	4,626,957
PROPERTY AND EQUIPMENT		
Property and equipment, net	39,506	-
OTHER ASSETS		
Deposits	-	6,000
R&D tax credit	6,162	6,162
Notes receivable - related parties	261,443	254,826
	267,605	266,988
TOTAL ASSETS	$ 3,291,579	$ 4,893,945

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 142,494	$ 15,523
Accrued expenses	39,966	8,063
SBA PPP loan	87,196	-
TOTAL CURRENT LIABILITIES	269,656	23,586
LONG-TERM LIABILITIES		
Note payable - related party	40,762	39,680
TOTAL LONG-TERM LIABILITIES	40,762	39,680
TOTAL LIABILITIES	310,418	63,266
SHAREHOLDERS' EQUITY		
Preferred stock, see note 7	1,152	1,152
Common stock, see note 7	1,189	1,178
Additional paid-in capital	6,918,638	6,756,183
Shareholders' equity	(3,939,818)	(1,927,834)
TOTAL SHAREHOLDERS' EQUITY	2,981,161	4,830,679
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,291,579	$ 4,893,945

See independent accountant's review report and accompanying notes to financial statements.

BOBBIE BABY, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ -	$ 16,872
COST OF GOODS SOLD	-	13,018
GROSS PROFIT	-	3,854
OPERATING EXPENSES		
Charitable donations	12,000	15,000
Depreciation expense	3,579	-
Facility expenses	27,856	63,849
General and administrative	70,015	57,200
Insurance expense	43,990	22,793
Payroll expense	410,073	458,944
Professional fees	304,392	612,655
Research and development	380,858	83,433
Sales and marketing	715,755	52,779
TOTAL OPERATING EXPENSES	1,968,518	1,366,653
NET OPERATING INCOME	(1,968,518)	(1,362,799)
OTHER INCOME/(EXPENSES)		
Other income	9,617	5,289
Other expenses	(7,567)	-
Interest expense	(1,383)	(1,669)
Loss on impairment of inventory	(44,133)	(136,425)
TOTAL OTHER INCOME/(EXPENSES)	(43,466)	(132,805)
NET LOSS	$ (2,011,984)	$ (1,495,604)

See independent accountant's review report and accompanying notes to financial statements.

BOBBIE BABY, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2019	5,354,289	$ 535	9,229,173	$ 923	2,336,812	$ (432,230)	$ 1,906,041
Stock compensation expense	-	-	-	-	16,229	-	$ 16,229
Issuance of preferred stock	6,163,586	616	-	-	4,159,401	-	$ 4,160,017
Issuance of common stock	-	-	2,554,922	255	243,741	-	$ 243,996
Net loss	-	-	-	-	-	(1,495,604)	$ (1,495,604)
ENDING BALANCE, DECEMBER 31, 2019	11,517,875	$ 1,152	11,784,095	$ 1,178	$ 6,756,183	$ (1,927,834)	$ 4,830,679
Stock compensation expense	-	-	-	-	152,592	-	$ 152,592
Issuance of common stock	-	-	111,355	11	9,863	$ -	$ 9,874
Net loss	-	-	-	-	-	(2,011,984)	$ (2,011,984)
ENDING BALANCE, DECEMBER 31, 2020	11,517,875	$ 1,152	11,895,450	$ 1,189	$ 6,918,638	$ (3,939,818)	$ 2,981,161

See independent accountant's review report and accompanying notes to financial statements.

BOBBIE BABY, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,011,984)	$ (1,495,604)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense	3,579	-
Stock compensation expense	152,592	16,229
Prior period adjustment	-	-
(Increase) decrease in assets:		
Inventory	(1,019,536)	(44,133)
Prepaid expenses and other current assets	(84,445)	(4,535)
Deposits	6,000	(6,000)
R&D tax credit	-	(6,162)
Increase (decrease) in liabilities:		
Accounts payable	126,971	1,315
Accrued expenses	31,903	(23,496)
CASH USED FOR OPERATING ACTIVITIES	(2,794,920)	(1,562,386)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for note receivable - related parties	(6,617)	(249,537)
Cash used for fixed assets	(43,085)	-
CASH USED FOR INVESTING ACTIVITIES	(49,702)	(249,537)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	-	4,160,017
Issuance of common stock	9,874	243,996
Issuance of SBA PPP loan	87,196	-
Issuance of note payable - related party	1,082	-
CASH PROVIDED BY FINANCING ACTIVITIES	98,152	4,404,013
NET INCREASE (DECREASE) IN CASH	(2,746,470)	2,592,090
CASH AT BEGINNING OF YEAR	4,574,406	1,982,316
CASH AT END OF YEAR	$ 1,827,936	$ 4,57 4,406
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
Bobbie Baby, Inc. (the "Company") was incorporated in the State of Delaware on March 1, 2018. The Company specializes in the marketing of organic infant baby formula sold directly to customers through its website: hibobbie.com. The Company's headquarters are in San Francisco, California.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Company's ability to sell its products may be impaired by damage or disruption to its warehousing or distribution capabilities, and/or to the capabilities of its suppliers, contract manufacturers, and logistics service providers. This damage or disruption could result from execution issues, as well as factors that are hard to predict or are beyond the Company's control, such as COVID-19 disruptions, product or raw material scarcity, adverse weather conditions, natural disasters, fire, terrorism, other pandemics, strikes, cybersecurity breaches, government shutdowns, disruptions in logistics, supplier capacity constraints or other events. Production of the agricultural commodities used in the Company's business may also be adversely affected by drought and excessive rain, temperature extremes and other adverse weather events, water scarcity, scarcity of suitable agricultural land, scarcity of organic ingredients, cattle cycles, crop disease and crop pests. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, may adversely affect the Company's business or financial results, particularly in circumstances when a product is sourced from a single supplier, contract manufacturer or location. Disputes with significant suppliers, contract manufacturers, or logistics service providers, including disputes regarding pricing or performance, may also adversely affect the ability to contract manufacture and/or sell the Company's products, as well as its business or financial results. The Company is actively monitoring the coronavirus outbreak and its potential impact on the supply chain and operations. Although the Company's products are manufactured in North America and the significant majority of the

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Risks and Uncertainties (continued)
Company's ingredients and raw materials are sourced from North America, due to current and potential future port closures and other restrictions resulting from the outbreak, global supply may become constrained, which may cause the price of certain ingredients and raw materials used in the Company's products to increase and/or the Company may experience disruptions to its operations. While the Company does not expect that the virus will have a material adverse effect on its business or financial results at this time, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, and 2019, the balance of inventory related to finished goods was $996,343 and $30,000, respectively, and the balance of inventory related to raw materials and freight in was $67,326 and $14,133, respectively.

Prepaids
Prepaid expenses are stated at cost for advance payments associated with insurance policies, professional services, software licenses and future marketing partnerships. At December 31, 2020, and 2019, the balance of prepaid expenses was $92,863 and $8,418, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office and computer equipment are depreciated over three years, while machinery tooling is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company has sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1. **Summary of Significant Accounting Policies (continued)**

Income taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling infant baby formula via its website. The Company's payments are generally collected upfront through one or more online payment processing gateways. As of December 31, 2020, and 2019 the Company had recognized sales of nil and $16,872, respectively.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

New Accounting Pronouncements (continued)

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>Property and Equipment</u>

Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	**2020**	**2019**
Office and Computer Equipment	$ 15,820	$ -
Machinery Tooling	27,265	-
	43,085	-
Less: Accumulated depreciation	3,579	-
Total	$ 39,506	$ -

4.   Notes Receivable – Related Parties

The Company has received two promissory notes from one of its Co-Founders. The monies loaned by the Company were used to facilitate the Co-Founder's purchase of equity securities in the Company, which have been pledged as collateral against the Notes. Both notes carry 2.63% interest and are due and payable at the earlier of March 2027 or a liquidation event (as described in the Company's Restated Articles of Incorporation). There are no minimum monthly payments. At December 31, 2020, and 2019, interest accrued on the Notes was $11,906 and $5,289, respectively.

5.   Note Payable - Related Party

In 2018, the majority shareholder of the Company incurred expenses on behalf of the Company valued at $38,125. Per the promissory note agreement, the Note bears 2.83% interest per annum, with principal and accrued interest and payable by Borrower on demand at any time after August 2028. At December 31, 2020, and 2019, interest accrued on the Note was $2,637 and $1,555, respectively.

6.   SBA PPP Loan

In 2020, the Company received loan proceeds of $87,196 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

6. **SBA PPP Loan (continued)**

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

7. **Equity**

Preferred Stock
Under the Company's current Certificate of Incorporation, the total number of shares of Preferred Stock that the Corporation shall have authority to issue is 11,517,875 shares at $0.0001 par value per share. As of each of December 31, 2020 and December 31, 2019, 11,517,875 shares of Preferred Stock were issued and outstanding.

Common Stock
Under the Company's current Certificate of Incorporation, the total number of shares of Common Stock that the Corporation shall have authority to issue is 27,397,974 shares, at $0.0001 par value per share. As of December 31, 2020, 11,895,450 shares were issued and outstanding. As of December 31, 2019, 11,784,095 shares were issued and are outstanding.

Equity Incentive
The Company's 2018 Equity Plan (the "Plan"), which is stockholder approved, permits the grant of stock and options to its employees, directors, advisors and consultants for up to 6,905,189 shares of Common Stock. The Company believes that such awards better align the interests of its employees, directors, advisors and subcontractors with those of its shareholders. Stock option awards are granted with an exercise price equal to the fair market value of the Company's Common Stock at the date of grant. Stock options and stock granted for services typically vests over four years, with a one-year cliff while the grantee provides continuous service to the Company and have 10-year contractual terms. Certain stock option and stock awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2019, 702,574 stock options and/or shares of Common Stock had been issued under the Plan; as of December 31, 2020, 1,639,105 stock options and/or shares of Common Stock had been issued under the Plan.

8. **Subsequent Events**

Commercial Product Launch
In January 2021, the Company launched its e-commerce site and commenced commercial sales of its baby formula to customers. Between January 1 and May 31, 2021, the Company has generated approximately $1,645,000 of Net Revenue with an approximate gross profit margin of 53%.

SBA PPP Loan
In January 2021, the Company's loan was forgiven by the SBA in full.

Preferred Stock Issuance
On April 21, 2021, the Company issued 5,889,509 shares of Series A Preferred Stock at $0.0001 par value per share, for a principal amount of $14,999,991.

8.   **Subsequent Events (continued)**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $245,098 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $245,098 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through June 22, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C

Offering Page found on Intermediary's Portal

 **Republic**

Company Name	Bobbie
Logo	
Headline	An infant formula company committed to changing the conversation around feeding
Hero Image	

Tags: Female Founders, Babies, B2C, CPG, Subscription, Organic food, $10M+ raised, Leading VC-backed, $1M+ revenue

Pitch text

Summary

- An organic, European-style infant formula manufactured here in the US
- Reducing the stigma around and normalizing the usage of infant formula
- DTC subscription model
- Over $1M in revenue within 4 months of launching
- Opportunity to change the $8B infant formula market
- Featured in Vogue, Forbes, Yahoo Finance, and other major media outlets

Problem

The modern parent needs options... starting with infant formula

Many mothers cannot breastfeed or choose not to; **83%** of new parents in the US will turn to infant formula at some point in the first year; they feel guilty, embarrassed and lost. And the options available to them are undesirable.....And it's only getting worse.


THE PROBLEM
Infant formula today is massively undesirable
The Products
Confusing
Nontransparent
Controversial
The Brands
Medicalized
Boomer Brands
Transactional
The Stigma
Taboo
Shaming
Guilt

Solution

Bobbie: A next-generation organic infant formula company

We are a company that stands for the modern parent and bringing a product to be proud of to market. It's not enough to just provide a better product, the solution is to evolve the entire ecosystem surrounding the product.

A New Style of Organic U.S. Infant Formula. Founded By Moms.



Raising the Bar for Formula

Bobbie is a European-style formula in the U.S., designed to meet EU nutritional standards and FDA regulations.



Redefining the Industry

Bobbie launched one of the first new infant formula in the last 5 years, entering an industry traditionally owned and operated by men.



Shaking the Stigma

Bobbie wants to shift the conversation about formula-feeding and support parents no matter what their feeding journey.



Giving Back to Families

Bobbie's commitment goes beyond our formula. The long-term vision is to make high-quality formula affordable and accessible to all.



SHAKING THE STIGMA

We exist to bring confidence **not comparison.**

Starting with formula 🍼

Product

Sourced with purpose, designed to nourish

We designed the product around what we would feed our own babies. Science-backed recipe and purposefully chosen ingredients.

A European Style formula that meets FDA requirements.

EU Style = Clean Ingredients & Simple Recipe

The NO's: no corn syrup, palm oil, gluten, pesticides, or antibiotics.

The Good Stuff: Pasture-raised organic milk from (Organic Valley), 100% Lactose & DHA levels that mirror that of EU Nutritional Standards.

Your browser does not support HTML5 video.

The Science'y' Gist



THE DETAILS

A little more science'y'

Modeled After Breast Milk
Our vitamins & minerals mirror that of breast milk therefore it supports the growth of a healthy immune system

supports immunity

Designed for Little Bellies
60:40 Whey:Casein ratio making it easier to digest the milk proteins

supports gentle digestion

High DHA
At 20 mg/100 kcal, one of the highest in the US (meeting EU minimum requirements)

supports brain development

Traction

Hundreds of thousands of bottles have been consumed

After only launching in Jan 2021, we recently celebrated hitting our $1M revenue mark.

The journey here started over 3 years ago. Money raised and milestones hit had Bobbie launch in Jan 2021 and today Bobbie serves thousands of babies in all 50 states.


TIMELINE
Our Journey
The MotherLode
Inviting our community to invest
Bobbie Founded
JAN 2018
Raised ($2M)
SEPT 2018
Raised ($4M)
SEPT 2019
Raised ($15M)
JUNE 2021
Designed Recipe
JUN 2018
Bobbie Pilot
JUN 2019
FDA Greenlight
AUG 2020
National Launch
JAN 2021

Customers

Loved and trusted by families

Nothing beats the love letters we receive every day --- validation that we are not just feeding babies but supporting parents on one of the toughest journeys, becoming a parent.


I found a company that I trusted and believed in! Ingredients I could stand behind.. and pronounce.
I loved reading your company's story. Huge factor for gay dads who do surrogacy like my husband and I. [We] had been looking into importing European formula, so we are excited about this.
I wish I had the words to thank the company who literally has made my MOM job that much easier.

Bobbie,

I MADE THE RIGHT DECISION : I want to share that because of you, your message and the stories you've shared of other women going through the same challenges I had, I felt proud of my decision to start to supplement vs. ashamed. I feel 100% reassured that because he is getting all the clean nutrients he needs, he isn't hungry because I can't produce enough, I'm mentally stable, more rested, and spending more time with my baby instead of pumping.. I am the best mama he could have. If it wasn't for Bobbie I would otherwise be feeling like a failure .. so thank you for that too. It is really powerful to share that 83% of parents turn to formula. We are not alone! (But it feels like it sometimes.)

You really have given me so much peace of mind and inspiration in this crazy, beautiful journey of being a new mama.

Norma. LA. New Mom.

Business Model

Direct to Consumer subscription model

Bobbie is sold directly to consumers through our online retail store and offers a monthly subscription so parents don't ever have to worry about running out of formula.

THE EXPERIENCE

A seamless and obvious subscription service

Our Guiding Principles


Bobbie Organic Infant Formula
Feeding is a Journey
We're Proud to be a part of yours.
#BottleBoldly

1. Painfully Simple

Set up a monthly bundle
Text to order & text support

2. Delivery & Ease

No need to worry about your order each month
Coming soon: City courier service

3. Surprise & Delight

Education & thoughtful moments of delight throughout the brand journey

THE BRAND

Paving the way as a thought leader in the space


Milk Drunk

Bobbie Editorial Platform

Meet Milk-Drunk: Science meets consumer friendly 'How to's. We are the leading experts in feeding.


Let's evolve the conversation
Changing the Infant Formula Game

Social Impact

Our stigma busting campaigns get greater engagement than industry standards.



Storytelling

Heavily leaning into storytelling and user generated content.



SUPPORTING OUR COMMUNITIES

Your Purchase Makes An Impact

Bobbie's long-term vision is to make quality infant formula more affordable and accessible to everyone. We're building programs and partnerships to make progress towards that goal.

A portion of every Bobbie purchase goes to feeding a milk-insecure baby. Because every baby deserves to be nourished.

OUR 2021 PROGRAMS

- Supporting Brilliant Detroit to provide formula to underserved communities.

- Working with Baby2Baby to partner with their network of 45 non-profits around the country.

- Providing a small group of mothers who have had masectomies with a free year of Bobbie.

Market

U.S. formula market projected to reach $8B by 2026

The infant formula market has seen few changes in the last few decades. Bobbie is poised to disrupt this traditional market and provide an option to those that are turning to a sometimes unsafe and illegal black market.


The Market
83%
of babies consume formula1
86%
of US infant formula is produced by 3 companies2
Unknown %
Parents turn to the black market
1. Data on file / 2. IRI MULO 52wk ending 4/18/21

Vision

Evolving the conversation beyond formula

We will advocate and push for a better industry surrounding formula. When we look back we want Bobbie to be known for the radical and systemic change it had on this market and conversation.

The impact we can have:

- Moms who've gotten mastectomies can get a free breast pump but no coverage for the cost of formula. **We want to change this policy.**
- There is no set level of minimum DHA required in infant formula in the US. **We want to create new national standards.**
- There are no minimums for corn syrup as a carb source in US infant formula. **We want to advocate for guardrails.**


THE POSITION
We are radically centrist
Bobbie will be the first formula brand to unite
bobbie.
Formula Industry
Breastfeeding Advocacy

Investors

Meet some of our investors

Visionaries and change-makers back Bobbie. Bobbie is backed by venture capital and guided by veteran industry advisors guiding them forward.

We strongly believe that the best investors are those that connect with purpose and often times that means you're a customer. It's only the start and we want more women to play a role in enjoying the value that you're supporting to create.

Pull up a seat, this could be you.

Dear Mothers

You know the ins and outs of choosing infant formula. You've been through it all—the pain, the guilt and disappointment, the late nights, and the relief of knowing that your baby is full, fed, and healthy. We created Bobbie for you. With every ounce, Bobbie wants to evolve the conversation about how we feed our babies.

As we were finalizing Bobbie's latest round of funding, we realized that the changes we want to bring to the formula industry—an industry traditionally owned and operated by men—also require changing who gets to be involved. Mothers are our reason for being, so mothers should be part of investing and participating in our journey.

That's why we created the MotherLode. We reserved space on our cap table so that mothers could invest in Bobbie. It's an important step towards democratizing investing. We hope you'll join us!

With love,

— Laura + Sarah


THE CHANGEMAKERS
Meet some of our Investors
Kate McAndrew
First investor behind Bobbie
Ally Tam
Invests in mission first
Renske Lynde
Sustainability and public health
Sara Adler
Backing bold founders
Cindy Eckert
Behind culture changing ideas
Brit Morin
Democratizing wealth for women

Founders

Founded by moms inspired to develop better options

A mom-founded and female-led company, Bobbie was created from personal experience. Our founders are not afraid to shake things up. After a decade at Airbnb, they're right to take on this stagnant industry.



What to Expect After



Ring The Closing Bell

Celebrate the end of our fundraising round!

We'll be inviting our MotherLode investors to come together for a small and virtual closing bell ceremony to celebrate your investment in Bobbie.

You'll hear from the founders, learn more about the MotherLode, and toast all the amazing people who've joined the Bobbie journey.

Welcome To The Bobbie Family

Know the impact of your invesment

Once you're part of the MotherLode, you'll have a stake in Bobbie's future and we want to keep you informed about our direction, successes, and milestones. On a quarterly basis, you'll get newsletter updates and opportunities to meet the Bobbie Team.

You'll also get a free annual executive membership to Ellevest to continue your investment journey.



Team

	Laura Hughes Modi	CEO	Mom of 3 rascals
	Sarah Hardy	COO	

Perks

$100   Each person who invests and joins the MotherLode will get an annual Executive Membership on Ellevest to continue their investment journey. After the round closes, you'll receive an email with instructions on how to get set up.

FAQ

How does this investment work?	**Put simply:** It's a Crowd SAFE Investment This investment is called a 'SAFE'. It's a very popular investment method for a startup. Bobbie's Crowd SAFE allows investors to invest between $100-$2,000USD in Bobbie in exchange for a Simple Agreement for Future Equity—aka "SAFE". **Gimme a little more:** Bobbie believes that the investors in this Crowd SAFE should be able to benefit from investing in the company in this early stage and hopefully see a positive return on their investment as the Company continues to grow. *The overview above is not intended to act as a substitute for review of the Crowd SAFE itself and the Form C, which we would encourage you to review before you decide whether to participate in this financing. This summary is qualified in its entirety to the full set of documents provided on the Republic platform, which are incorporated by reference herein.*
Will I see a return?	**Put simply:** 'Maybe' Any investment comes with risk and potential upside. Your money will go into building the business → which can allow the company to make progress towards achieving its business goals → which can help make the company more valuable → which can then make your investment more valuable. **Best thing to ask yourself:** Do you think the value of the business will grow?
How do I learn more about Bobbie (the company)?	Check out Bobbie website—it explains everything you need to know about the product and company.
Can only mothers invest?	We strongly believe that more women should be investors—but you don't have to be a mom to invest. We just ask that you 'Invest like a Mother' :).
After I make the investment, what should I expect?	You'll receive a confirmation email, followed by an invite to a closing bell ceremony with all the new investors and some fun guest appearances.
Will Bobbie be communicating with us after it's over?	You will officially be in the 'MotherLode' investment community :). This simply means that every quarter, Bobbie will send you a newsletter and share business milestones with you.
What is Ellevest and what do I get with it?	Ellevest is a financial investment platform that was built by women for women. Each person who invests and joins the MotherLode will get an annual Executive Membership on Ellevest to continue their investment journey. After the round closes, you'll receive more information on how to get set up.

Our Story Video Transcript

Laura: He's latching perfect.. He's so cute

Text: To know about us, you need to know about our journey

Crying baby

Laura: I got maybe 4 hours of sleep last night

Laura: ah I see a drop of milk

Laura: becoming a parent is truly one of the most vulnerable moments of your life. No one talks about what it means to feed your child the tension between how beautiful it is, the joy but also the challenges of your supply creeping away and 5 days after having a baby to find myself standing in a pharmacy tired, exhausted and honestly confused. I was not prepared to choose a product to feed my child because I expected I would breast feed.

Sarah: It all came crashing down when I went back to work. How was I going to find 30 hours a week to exclusively breastfeed my daughter which I believed was the best thing for her. I limped my way to 6 months and at the 6 month mark I quietly packed up the pump and I transitioned to formula. I didn't share it with any friends because I felt shamed.

Lisa: She actually seemed happier on the bottle with formula. It still brings me to tears because that to me felt like a failure... to see that she was really happy and it had nothing to do with what I was providing. And it shouldn't feel that way but it does.

Kim: While I was working full time, supporting my family, counting every single ounce. I pumped everywhere you could imagine. I pumped everywhere you could imagine I felt like I had to have a full freezer supply in order to make sure she would have enough milk.

Kim: This is what my freezer supply looks like...we're running out.

Kim: I finally had a bit of a breakdown at about 9 months and said I think I need to supplement formula.

Kim: I don't know why I feel so bad because I've tried so hard.

Kim: I remember feeling so guilty that I was not able to give her breast milk because I had to choose work and my family over being able to exclusively breastfeed her.

Christina: Between the pain and my breasts not being anatomically the way they should be and my son starving. It was a total nightmare and so I decided to pump and it was absolutely miserable and the time it took me away from my son was devastating. I was going to have to be okay with not breastfeeding.

Kam: He had lost a large amount of weight and I needed to supplement right away to get his weight back up. I felt defeated and really disappointed in myself. So I'm five months pregnant right now and my approach to feeding my daughter will just be to go with the flow. If I make enough breast milk that's great and if I don't i know that i'll be turning to formula and that's totally okay too

Sarah: This is why i'm so excited and so passionate about what we are doing at Bobbie

Lisa: Let's feed our babies and let's not judge and let's talk about it.

Kim: It needs to be the best possible quality and our babies deserve that and if no one else is going to do that this team of moms is going to do that.

Title: Feeding is a journey. Feeding is you Journey.

EXHIBIT D

Company's Landing Page

bobb:e-

G)

Join the MotherLode.
Invest in Bobbie.

We reserved some seats at the cap table. We hope you join us.
Accepting investments now.

Invest In Bobbie



Dear Mothers

You know the ins and outs of choosing infant formula. You've been through it all- the pain, the guilt and disappointment, the late nights, and the relief of knowing that your baby is full, fed, and healthy. We created Bobbie for you. With every ounce, Bobbie wants to evolve the conversation about how we feed our babies.

As we were finalizing Bobbie's latest round of funding, we realized that the changes we want to bring to the fomrnla indu stry - an industry traditionally owned and operated by men- also require changing who gets to be involved. Mothers are our reason for being,so mothers should be part of investing and participating in our journey.

That's why we created the MotherLode. We reserved space on our cap table so that mothers could invest in Bobbie. It's an importa nt step towards democratizing investing . We hope you'll join us!

yvu iijvu iu:,:

With love,

- Laura + Sarah

Invest In Bobble



WHAT YOU'RE INVESTING IN

A New Style of Organic U.S. Infant Formula. Founded By Moms.

Raising the Bar for Formula

Bobbie is a European-style formula in the U.S., designed to meet EU nutritional standards and FDA regulations.

Redefining the Industry

Bobbie launched one of the first new infant formulas in the last 5 years, entering an industry traditionally owned and operated by men.

Shaking the Stigma

Bobbie wants to shift the conversation about formula-feeding and support parents no matter what their feeding journey entails.

Giving Back to Families

Bobbie's commitment goes beyond our formula—the long-term vision is to make high-quality formula affordable and accessible to all.

Invest In Bobbie

SUPPORTING OUR COMMUNITIES

Your Purchase Makes An Impact



Bobbie's lono·torm vision is to make quality infant formula more olfordoble and occesslble to everyone. we're bulldlno programs and partnerships to make prOQrcss towards that **goof.**

By choosing Bobbie, you help support our goal of providing to milk•insccuro babies. Because every baby deserves to be nourished.

OUR 2021 PROGRAMS

- Supporting Brifr,ont Detroit to provide formula to underscrved communities.

- Working with Baby2baby to partner with their network of 45 non-profits around the country.

- Providing a small group of mothers who have hod





mastectomies with a free year of Booble,

THE DETAILS

How The MotherLode Works

Accepting investments now



Believe in Bobbie's Mission

Babbieis bigger than formula

MothcrLodc is port or Bobbie's forger vision to connect women and mothers to brands they believe in. We wont to bring people to the table who don't usually have access to Invest-women, and by extension, mothers, ore often left outof these opportunities.

That's why we purposefully set aside o portion of our fundroisino, to givemoms the chance to participate as investors.

Invest Like a Mother

We're accepting $100 - $2,000investments

From now untilwearefully subscribed, you'll be able to make anywhere between $100 - $2,000USD investments.

We've partnered with Republic-on investor platform-to make the process seamless and eosy.





Ring The Closing Bell

Celebrate the closing of our fundraising round

We'll be Inviting our Motherlode investors to come tOQcther for a small and virtualclosino bollceremony to celebrate your investment in Bobbie.

You'll hear from the founders, learn more about tho MotherLode, and toast all the amazing people who've joined the Bobbie journey,

Welcome To The Bobbie Familv



Know the impact of yourinvestment

Once you're port of theMothorLode, you·u hove o stoke in Bobbie·s future and we wont to keep you informed about our direction, successes, and milestones. Ono quarterly basis, you'll get newsletter updates and opportunities to meet the Bobbie Team.

You'll also got a frco annual executive membership to Ellovest to continue your investment journey.



Invest In Bobbie

Top Questions

How does the Motherlode investment work? v

How do I leorn more about Bobbie (the company)? v

How much can I invest? v

Who's eligible to invest? v

Can only mothers invest? v

How long will the opportunity remain open? v

After I make the investment, what should I expect? v

Will Bobbie be communicoting with us ofter it's over? v

What is Ellevest and what do I get with it? v

Ready to Join the MotherLode?

Invest In Bobbie









bobbie ™

Got questions? Text our
Support + Wellness Team:
415-854-2500

Our Science

Our Story

Careers

Our Stance

Our Feeding Guide

Help & FAQ

Press

Medical

VISIT OUR BLOG:

Milk Drunk

MotherLode Video Transcript

Jen:
People who created the formula that I was giving my baby were actual moms who created this because they realized there was a need in this space.

Laura Modi:
We exist to bring confidence back to motherhood.

Speaker 1:
Bobbie baby.

Laura Modi:
We want to bring confidence into what it means to be an investor too. We created [00:00:30] the Motherlode, really because of our own entrepreneurial journey. Were not only kind of a female founded company, but our product is predominantly for women, it's for moms. And the reality was that the majority of people we were pitching to, they were not moms.

Brit Morin:
Women are way more timid to invest and more timid to start companies. If there aren't female investors, then there will be less female founders. It is a flywheel [00:01:00] that goes just like this.

We need people like us, who are thinking like us, to solve the types of problems that we face.

Laura Modi:
In 2018, we've raised our first round, which I can remember very clearly because I was eight and a half months pregnant, pitching to a lot of men, and closed it right before delivering. We developed that concept and we raised our second round. This round, we raised $4 million to get [00:01:30] the FDA green light. And creating space to bring more women to the table is ultimately what we needed to do. So we're going to give you the pitch.

Sarah Hardy:
Bobbie's Organic Infant Formula with a European style recipe that's delivered directly to the doorsteps of our parents. We're a mom-founded, women-led infant formula brand and we are on a mission to change the face of infant formula in the US as you know it today.

Laura Modi:
There is nothing more personal than how you [00:02:00] feed your baby. And today, it's riddled with judgment and guilt, and we are here to remove that. And it's important for us, to make sure that we're putting quality first. We've designed this in a way that it supports brain development, immunity, and is easy to digest.

Speaker 2:
It doesn't have corn syrup or palm oil.

Lauren:
Bobbie, I think he likes it.

Sarah Hardy:	Infant formula today, the purchasing experience is entirely transactional. For many of us, it's [00:02:30] anything but transactional, it's emotional. So we really redesigned the end to end experience for our parents, supporting them in the ups and downs of their journey, with education and services to make sure that we show up for them.
Speaker 4:	This mama is about to run out of formula. And I'm about to get to hand deliver some Bobbie.
Sarah Hardy:	So we're really making sure that we have a direct consumer model with a subscription. So you can get your monthly deliveries of Bobbie, exactly how much you need, when you need it.
Laura Modi:	There is no other company out there doing this. We are disrupting a market that has not seen change in the guts of 40 years.
Sarah Hardy:	I'm proud [00:03:00] to say that, today, our babies have drank hundreds of thousands of bottles so far, in all 50 states.
Laura Modi:	We're just at the beginning. Bringing more parents along this journey, to build the enduring company with us, is ultimately where we want to go.
Dr. Regine Brio...:	I'm invested in Bobbie because they were working to de-stigmatize the use of formula.
Dr. Jane van Di...:	Because I believe women and families [00:03:30] of all kinds deserve the best possible choices.
Judah Parks Cha...:	The very best available nutrition for our babies.
Sara Holman:	Because I am one of many moms that felt unnecessarily guilt-ridden. And this time around, I can't wait to give my baby Bobbie.
Laura Modi:	We are doing this to put forward a game-changing company, to be a bold brand that is challenging the status quo. And ultimately, amplifying the change-makers that are our parents. And we hope [00:04:00] you will come to the table.

EXHIBIT E

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

BOBBIE BABY, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Bobbie Baby, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor this Crowdfunding Simple Agreement for Future Equity (the "**Crowd SAFE**").

1. Events

(a) **Equity Financing**.

(i) In any Equity Financing that is consummated before this instrument terminates in accordance with Sections 1(b)-(d) herein, the Company may elect to convert this Crowd SAFE (a "**Conversion Election**") into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock in such Equity Financing or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price (the "**Conversion Shares**"). The Company shall notify Investor of a Conversion Election at least ten (10) business days prior to the final closing of the Equity Financing where the Company exercises such Conversion Election and shall issue Investor the Conversion Shares no later than the final closing of such Equity Financing. In connection with the issuance of the Conversion Shares, the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided that*, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) **Liquidity Event**.

(i)	If there is a Liquidity Event before the termination of this instrument pursuant to Section 1(a) or Section 1(c) herein, the Investor will automatically be entitled (subject to Section 1(d) below), to receive a portion of Proceeds equal to the greater of (1) a cash payment equal to the Purchase Amount (the "**Cash-Out Amount**") or (2) at the sole discretion of the Company, either (x) a number of shares of Common Stock equal to the Purchase Amount divided by the SAFE Price or (y) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the SAFE Price (the "**Conversion Amount**"). In connection with this Section 1(b)(i), the Cash-Out Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts as set forth in Section 1(d) below.

(ii)	If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)	**Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d)	**Liquidation Priority**. In a Liquidity Event or Dissolution Event, this instrument is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)	Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)	On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)	Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences). The Conversion Amount may be payable in cash, shares or any combination thereof, at the sole discretion of the Company.

(e)	**Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "**Bankruptcy Code**"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the

Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock, par value $0.0001 per share, of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in the Equity Financing where the Company elects to convert this SAFE, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

"**SAFE Price**" means the price per share equal to $2.5469.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. Company Representations

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Standard Preferred Stock or SAFE Preferred Stock issuable pursuant to Section 1.

(f) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(g) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings; (v) not planning to engage in a merger or acquisition with an unidentified company or companies and; (vi) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the

Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority-in-interest of all then-outstanding Crowd SAFEs with the same terms as this instrument.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, at the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BOBBIE BABY, INC.
By:
Name: Laura Hughes Modi
Title: Chief Executive Officer

INVESTOR:
By:
Name: